SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2003.

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center
Tower B, 10th Floor
Amsterdam Airport
The Netherlands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .

U.S. Federal Income Tax Consequences of Reverse Split CNH Global N.V. April 2003
SIGNATURES

CNH GLOBAL N.V.

Form 6-K for the month of May, 2003.

List of Exhibits:

1.	U.S. Federal Income Tax Consequences of Reverse Split (April 2003).

Form 6-K May 2003 (U.S. Federal Income Tax Consequences of Reverse Split)

U.S. Federal Income Tax Consequences of Reverse Split
CNH Global N.V.
April 2003

     On April 1, 2003, CNH Global N.V. (the “Company”) effected a one-for-five reverse stock split of its common shares (the “Reverse Split”). Under the Reverse Split, a shareholder received one common share for every five common shares held on April 1. For shareholders who held their common shares in “street name,” that is through an account with a broker-dealer, the Reverse Split was effected electronically, whereas shareholders who had physical possession of their common shares had to surrender their certificates to the Company’s transfer agent, JPMorgan Chase Bank, in exchange for new certificates evidencing their share ownership after the Reverse Split. The Company instructed JPMorgan Chase Bank to bundle fractional shares resulting from the Reverse Split and sell them at the then prevailing market price. The Company also instructed JPMorgan Chase Bank to remit the cash proceeds from the sale of the bundled fractional shares to the appropriate shareholders.

     Certain U.S. Federal Income Tax Consequences. Below are summarized certain U.S. federal income tax consequences to the Company and its shareholders relating to the Reverse Split. This summary is based on existing U.S. federal income tax law, which may change, even retroactively. This summary does not discuss all aspects of U.S. federal income taxation that may be important to shareholders in light of their individual circumstances. Many shareholders (such as financial institutions, insurance companies, broker-dealers, tax-exempt organizations, and foreign persons) may be subject to special tax rules. In addition, this summary does not discuss any state, local, foreign, or other tax considerations. This summary addresses the consequences to shareholders who are U.S. citizens and who held the shares as capital assets for investment purposes under the Internal Revenue Code of 1986, as amended. Each shareholder should consult a tax advisor as to the particular federal, state, local, foreign, and other tax consequences, in light of their specific circumstances.

     The Reverse Split qualified as a tax-free transaction for U.S. federal income tax purposes. As a result, other than cash payments received in exchange for fractional shares discussed below, no gain or loss was recognized by the holders of Company common shares. The aggregate tax basis of the shares received in the Reverse Split, including any fractional shares that were sold on behalf of the shareholder, is the same as the shareholder’s aggregate tax basis in the shares exchanged. The shareholder’s holding period for the shares will include the period during which the shareholder held the pre-split shares surrendered in the Reverse Split.

     Federal Income Tax Consequences to Shareholders Not Receiving Cash for Fractional Shares: If a shareholder did not receive cash in exchange for fractional shares as a result of the Reverse Split, the shareholder recognized no gain or loss and the shareholder has the same adjusted tax basis and holding period in the Company’s common shares as the shareholder had in such stock immediately prior to the Reverse Split.

     Federal Income Tax Consequences to Shareholders Receiving Cash for Fractional Shares: If a shareholder received cash in exchange for fractional shares as a result of the Reverse Split, the shareholder recognized capital gain or loss. The amount of capital gain or loss recognized is equal to the difference between the cash received for the fractional shares and the shareholder’s aggregate adjusted tax basis in such stock. Under current law, the net capital gain (defined generally as a shareholder’s total capital gains in excess of capital losses for the year) recognized upon the sale of capital assets that have been held for more than 12 months generally will be subject to U.S. federal income tax at a rate not to exceed 20%. Net capital gain recognized from the sale of capital assets that have been held for 12 months or less will continue to be subject to U.S. federal income tax at ordinary income tax rates. In addition, capital gain recognized by a U.S. corporate taxpayer will continue to be subject to U.S. federal income tax at the ordinary income tax rates applicable to such corporations.

     YOU SHOULD CONSULT YOUR TAX ADVISOR AS TO THE PARTICULAR FEDERAL, STATE, LOCAL, FOREIGN, AND OTHER TAX LAWS AND CONSEQUENCES OF THE REVERSE SPLIT, IN LIGHT OF YOUR SPECIFIC CIRCUMSTANCES.

###

CNH is the number one manufacturer of agricultural tractors and combines in the world, the third largest maker of construction equipment, and has one of the industry’s largest equipment finance operations. Revenues in 2002 totaled $10 billion. Based in the United States, CNH’s network of dealers and distributors operates in over 160 countries. CNH agricultural products are sold under the Case IH, New Holland and Steyr brands. CNH construction equipment is sold under the Case, FiatAllis, Fiat Kobelco, Kobelco, New Holland, and O&K brands.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

	By:	/S/ Darlene M. Roback Darlene M. Roback Assistant Secretary

May 20, 2003